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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

16 Points LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 3300, Room 14
(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm   (212) 897-1685
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700   New York   NY   10004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

16 Points LLC

Statement of Financial Condition
December 31, 2018

16 Points LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.
[ ]   Statement of Exemption from Rule 15c3-3.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Mark Overley, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to 16 Points LLC for the year ended December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

General Securities Principal
Title



Affidavit No. - 10,550 -

_____
Notary Public

2/26/2019

Sworn and subscribed before me by Mark Overley of legal age, single, married, consultant and resident of Dorado Puerto Rico. Personally known to me, this 26th day of February 2019 in Guaynabo, Puerto Rico.

Luis D. Lavergne Collings
Notary Public
License N. 11,214

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
16 Points LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 16 Points LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as 16 Points LLC's auditor since 2016.

New York, NY

February 19, 2019

16 Points LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	85,320
Fees receivable		429,110
Prepaid expenses		43,201
Total assets	$	557,631

Liabilities and Member's Equity

Accrued expenses	$	31,637
Member's equity		525,994
Total liabilities and member's equity	$	557,631

The accompanying notes are an integral part of this financial statement.

16 Points LLC

Notes to Financial Statement
December 31, 2018

1. **Nature of Operations**

16 Points LLC, (the "Company"), a New York limited liability company, is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company serves as an introducing broker for the private placement of securities with both institutional and accredited individual investors, provides advisory solutions related to mergers and acquisitions and refer investors, broker-dealers and hedge funds to unaffiliated broker/dealers for order execution and settlement for which it will receive referral fees.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)
the modified retrospective method of adoption which resulted in no adjustment to member's equity as of January 1, 2018.

Revenues from commissions are billed and recognized when private placements have been completed and commissions are earned and collectible. Advisory fees are recognized based on the terms of the contracts and are recorded when the services are rendered. Referral fees are recognized when fees are earned and collectible.

Income Taxes
The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax return of its Member.

As of December 31, 2018, management has determined that the company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Related Party Transactions

The Company has a service agreement with its Parent to provide business services at its discretion. Another agreement transfers amounts received from one of its customers to the Parent. Expenses under these arrangements are included in service fees on the Statement of Operations.

The Managing Member of the Company owns 80% of the Parent company.

A family member of the Managing Member of the Company owns 20% of the Parent company.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of approximately $55,000 which exceeded the required net capital by approximately $50,000.

The Company does not handle cash or securities on behalf of customers. Therefore, it is not affected by SEC Rule 15c3-3.

5. Concentration

Accounts receivable from one customer was approximately $418,000 for the year ended December 31, 2018.

6. New Accounting Pronouncements

Effective for the fiscal year beginning January 1, 2019, any operating leases will be subject to ASU 2016-02 which calls for the right to use lease assets and the present value of future lease payments to be reflected on the Company's Statement of Financial Condition. The Company does not expect that this change in generally accepted accounting principles will have any material effect on its overall financial condition, its operations or its regulatory compliance, especially since it has no significant leases.